Annual Report

Cover Page

Name of issuer:

Second Act Theatrical Capital LLC

Legal status of issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: DE

Date of organization: 9/15/2021

Physical address of issuer:

1501 Broadway
Suite 2505
New York NY 10036

Website of issuer:

https://www.theindustrystandardgroup.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

0

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$125,197.00	$0.00
Cash & Cash Equivalents:	$115,816.00	$0.00
Accounts Receivable:	$0.00	$0.00
Current Liabilities:	$0.00	$0.00
Non-Current Liabilities:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($588.00)	($12,300.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

   Second Act Theatrical Capital LLC

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Ronee Penoi	Director of Artistic Programming	ArtsEmerson	2021
Miranda Gohh	Producer	Davenport Theatrical Enterprises	2021
Rashad V. Chambers	Producer and Artist Manager	Esquire Entertainment	2021
Cynthia J. Tong	Producer	Tom Kirdahy Productions	2021
Adam Hyndman	Producer and Performer	Octopus Theatricals	2021
Toni R. Isreal	Producer & CEO	REALEMN Productions	2021
Rob Laqui	Producer	Octopus theatricals	2021
Sammy Lopez	Theatre Producer, Director & Social Media Manager	Holtzman-Lopez Productions, LLC	2021

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Cynthia J. Tong	Founding Member	2021
Adam Hyndman	member	2021

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
The Industry Standard Group (Principal owners are: Adam Hyndman, Cynthia Tong, Rashad Chambers, Ronee Penoi, Toni Israel, Miranda Gohh, Sammy Lopez, Rob Laqui. Each owns 12.5% of the LLC)	1112.0 Class A LLC Units	100.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

> For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> There is no assurance of recovery of capital or payment of profits.

> No one should consider the purchase of the interests being offered without recognizing the highly speculative nature of and the risks of loss involved in the purchase of an interest in an enterprise devoted to theatrical productions. Prospective investors should only invest in the Company if they do not require liquidity in their investment and are prepared to lose their entire investment.

> Success in the entertainment and live arts industry is highly unpredictable and there is no guarantee our projects will be successful in the market.

Our success will depend on the popularity of our entertainment projects. Viewer tastes, trends and preferences frequently change and are notoriously difficult to predict. If we fail to anticipate future viewer preferences in the entertainment business, our business and financial performance will likely suffer. The entertainment industry is fiercely competitive. We may not be able to develop projects that will become profitable. We may also invest in projects that end up losing money. Even if one of our projects is successful, we may lose money in others.

There is a high statistical chance of failure within the Broadway industry.

It is estimated that of the plays produced for the Broadway stage, seventy percent (70%) result in a loss to their investors.

Entertainment projects can be risky, and often more money might be needed to sustain it.

The entertainment industry is generally affected by the same risk factors of other industries but due to its nature, the development, production, distribution and marketing of content can require large capital investments. Developing and making money from theater projects usually requires significant capital investment to fund expenditures. Sometimes after a project opens, more money must be spent on marketing, operations, and maintenance costs. Even with adequate funding, the project may fail to gain traction with viewers.

Our business relies heavily on available theaters and physical space.

Our success in developing, producing and recouping investments on theatrical productions depends heavily on a project being able to be produced in a physical space, usually spaces built as theaters. There are a limited number of spaces that are available at any given time and even more than that, there are 41 theaters that qualify as Broadway theaters. Sometimes a project will be delayed based on availability of space.

We run the risk of not being able to partner in Broadway shows if producers do not want to work with us or we might not get the terms that we want.

Our organizational model is based on partnering with other reputable theater producers to support their projects. While we currently have great relationships with several producers in the industry, we run the risk of not being able to participate if producers do not want to work with us. On the other hand, even if we have the potential to work with a producer, as negotiations occur, we may not get all the terms we want. Our financial and organizational investment in shows may not necessarily give us leverage or decision-making ability.

Creative teams are dynamic and can change.

Collaborative and creative processes involve many participants, and often replacements or shifts in personnel occur. There are potential risk factors associated when such changes happen that can affect ticket sales or recoupment for productions, some include altered /extended timelines, unexpected press / attention, and additional resources added to the budget.

A bad review from a reputable source could negatively affect the life of a project.

Theater critics, particularly from the New York Times, LA Times, Vulture, and other reputable news sources, still have an outsized effect on ticket sales in the theater industry. Some audiences rely on these reviews to determine whether they will buy tickets to see a show.

Union strikes and labor negotiations can delay or pause performances.

There are over 25 unions, guilds, and labor organizations that are represented on Broadway including Actor's Equity Association (AEA), Stage Directors and Choreographers (SDC), the Dramatist Guild, Local 802 for Musicians, and others. These organizations have set agreements with employers but occasionally, labor negotiations can add financial strain to a project if they continue on too long or delay or pause performances. At the Broadway level, all actors must join AEA, which means the casts are 100% union workers.

Anything can happen on stage or in the audience!

Live events always present a certain risk because ultimately a theater is a room full of people who have free will. While courtesy rules are generally followed, if something seriously unexpected were to happen it could lead to negative press or the downfall of a show. On the other hand, sometimes it leads to positive, unexpected things.

The Broadway League and the theater owners are major stakeholders in the commercial theater industry and have the ability to shift the field.

The Broadway League, which is composed of theater owners, on-the-road presenters, independent theater owners, on the road presenters, independent theater producers, and general managers, is a trade organization that holds the interests of all its constituents in collective bargaining with unions and determining the "Broadway" brand. The current model that we have built 2ATC is in relation to the collective bargaining agreements that are upheld by the Broadway League. In the case that The Broadway League or other major stakeholders make shifts in the industry, our model could potentially need to adapt or change as well.

There is uncertainty regarding critical or public acceptance of our productions.

Considerable competition exists among producers in the acquisition of theatrical properties. To some extent, the success or failure of the theatrical venture is dependent upon the ability of the producer to select talent and plays that will appeal to the theater-going public and to produce such work in a desirable theater. Ultimately, however, it is for the audience to determine whether a production will be a commercial success or failure.

The theatrical industry is highly competitive.

All aspects of the theatrical industry are highly competitive. Any production faces competition from other theatrical producers and presenters not only in attracting creative, business and technical personnel for the production of show, but also in securing theaters to present their production. In addition, productions will encounter competition from other plays and musicals as well as other types of public entertainment. The competition faced by live presentation theaters for the public's leisure-time activities has increased in recent years because of the expansion of the number of entertainment outlets such as cable, DVD, and digital.

There is no assurance of recoupment of capital contribution.
Productions will have to run for a significant amount of time (8 or more shows) at or well over 75% capacity to recoup investments made by investors.

Our subsidiary rights income is uncertain.

If productions in the portfolio of 2ATC are presented for a certain number of performances within a specified period, prospective investors may be entitled to share in the proceeds from the exploitation of subsidiary rights from the productions. If 2ATC is entitled to share in said subsidiary rights income, it is impossible to determine the extent to which such income will amount.

Production of shows at minimum capitalization reduces chance of success.

Capitalizing the Company at a minimum figure might mean that the Company would have less funds with which to meet contingencies or on which to draw for increased advertising or other expenditures that might be required to increase the likelihood of the production's success.

Due to the COVID-19 pandemic, Broadway and other theaters were closed for the longest period in its history. It is possible that this could happen again and in the meantime, reinfections and surges can continue to affect business.

The industry is back open as of fall 2021, and restrictions and precautions taken due to COVID both for audience members and performers and crew have continued to affect Broadway's return. COVID testing protocols are no longer stringent backstage, but infections have and may continue to occur which can lead to a show closing for a number of performances.

COVID has also had an effect on audiences and ticket sales for some shows. Theatergoing behaviors have changed since the quarantine and continue to change. Tourism is a big part of Broadway and theater revenue, and it is slowly picking back up from a domestic and international travel standpoint.

All this being said, the industry is continuing to be flexible and responsive to the changing needs and expectations of audience members. 2ATC will evaluate each potential show partner based on all factors that contribute to business.

Natural disasters and other events beyond our control could materially adversely affect us.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control and could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. Our business model involves live theater in which audience members and cast members are together live in a space. To the extent, the entertainment industry is impacted by either the ability to create new content (e.g., the halting of productions) or the ability to monetize the content (e.g., theater sales), our business prospects could be severely hampered.

In addition, as an early-stage startup, we rely on investments to fund our operations. To the extent our investment flow is interrupted by disasters and/or the effect they have on the economy, our ability to maintain operations could be severely hampered.

This is an early-stage company.

2ATC was incorporated in 2021. It is a startup company, and at this moment, we are not profitable nor are we focused on near term profitability. There is very little history upon which an evaluation of its past performance and future prospects in the entertainment industry can be made. Statistically, most startup companies fail.

What we're doing has never been done before.
We are (to our knowledge) the first company to attempt our business model in commercial theater. 2ATC is built on the thesis that having a wide range of folks invested in our projects will give us a competitive advantage and that focusing on stories written for and by BIPOC and other historically underrepresented voices will lead to financial success and meaningful change in the theater industry. However, our thesis could be wrong. There is no assurance that we will be able to derive these benefits, e. Even if our concept is proven to give us a competitive advantage. To the extent we prove that this model works, we can expect other people to follow our lead in creating similar organizations. We will have the first leader advantage but not a monopoly in using Regulation CF for fund-raisinging.

We must achieve and retain accredited investor status as an entity in order to invest in most Broadway shows. To achieve and retain accredited investor status, we need to maintain at least $5 million in assets.While we are disrupting the pathway for participation for individuals by opening up the opportunity to non-accredited investors, investments in Broadway productions generally require the investor to be an "accredited investor" as defined by Regulation D under the Securities Act of 1933the Securities and Exchange Commission, which will require 2ATC to have at least $5 million in assets.

While our fundraising goal has been to raise and maintain $5 million in assets to qualify as an "accredited investor", the current fundraising environment is challenging. We are not likely to reach that goal through our Regulation CF offering ("Crowdfunding") and will need to pursue alternative fundraising strategies, which may not be successful.

If we don't qualify as an "accredited investor", our Broadway investment options may be limited unless a producer(s)/promoter(s) is willing to accept investments from "non-accredited investors". We intend to explore partnering with other co-producers on a slot, and/or partnering with other co-producers on a slot, and/or finding projects and lead producers who will be able to allow one or two non-accredited investors into their production entities, but these activities may not be successful.

Alternatives to Investing in Broadway Shows
If we are unsuccessful in investing in Broadway shows, we intend to use the funds that have been raised to promote our mission of promoting BIPOC narratives and creators on Broadway, both on the stage but behind the stage as well.

You may not be excited about all our projects. We plan to develop a diverse slate of projects in the theater industry with a focus on BIPOC and underrepresented artists and creators and narratives. Final decisions on projects are made by the 2ATC management team. Our decision making process honors and encourages the input of investors on an advisory basis within a specific timeframe to keep the process timely. However, projects may be chosen that you don't like, don't believe in, or even ones you object to.

Even if one of our projects is successful, it is likely to take substantial time for us to realize profits.

Even if we are involved in a financially successful project, the process of making money and realizing profit in the theater entertainment business can be slow. The time span from the moment a project starts to its completion, release and revenue recognition is substantial and is often measured in years. Even when we realize a profit and are financially able to declare dividends on our Units, we may or may not do so.

We depend on a small management team and may need to hire more people to be successful.
Our success will greatly depend on the skills, connections and experiences of our eight co-founding members and our two paid employees. All co-founding members are currently working on a pro bono basis and may need to be compensated at some point as the work expands. Should any of them discontinue supporting Second Act Theatrical Capital, the work could discontinue at some point. There might be a time when additional staff will need to be hired. There is no assurance that we will be able to identify, hire and retain the right people for the various key positions.

We must trust the other leaders of the projects we might be working on.

Oftentimes, while we will play a role in the development of a project, there will be other partners on board leading the work as well. 2ATC will do their due diligence and research prior to entering in any fiscal and business partnerships, but there is no guarantee that these folks might not make an incorrect decision that negatively affects a project at some point. They will also be hiring creative talents and individuals with a track record of success and with the skills necessary to ensure that we create successful work but there is no guarantee.

We are experimenting with the decision-making process that can delay processes and might negatively impact the company.

Fundamental to our mission, we are embarking on trying different processes that may integrate the expertise and opinions of you and your fellow investors on an advisory basis. While we've put together a process that is timely and will allow investors to contribute their thoughts, ultimately 2ATC management will make final decisions. These processes are based on research and expertise but are unprecedented and it could have some unexpected results that will negatively impact the company.

Our Managers cannot be removed by a vote by the Unit holders.

The Units have no voting rights or ability to direct the Company or its actions. The Managers cannot be removed by a majority vote of the Unit holders.

Equity crowdfunding is new.

2ATC's fundraising plans are reliant on equity crowdfunding and provisions of the JOBS Act which have been in effect for a short period of time. Secondary markets don't exist yet, and may not exist for some time (or ever), which hampers the ability for investors to sell their Units. The laws are complex, and interpretation by governing bodies doesn't exist in some cases and may change over time in others. Changes to the laws (or interpretation of the laws) could impact 2ATC's ability to raise money as well as your ability to trade your Units.

The offering price has been set by Second Act Theatrical Capital.
Second Act Theatrical Capital has set the price of $500 per unit. Many entertainment projects may not provide a return on investment for years. Our valuation has not been validated by any independent third party and may fall precipitously. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. You should not invest if you disagree with this valuation.

Cryptocurrency and the ICO wave could muddy the market.

2ATC is focused fundraising efforts purely on the new provisions enabled by the JOBS Act. Blockchain technology and the advent of cryptocurrencies have enabled new methods of raising money – some of which are legal but many of which are not. Either way, developments in the cryptocurrency space could potentially confuse investors, create opportunities for direct competitors, and/or otherwise have adverse effects on 2ATC's ability to raise funds.

There is no current market for 2ATC Units.

The securities being sold in this offering are subject to restrictions on resale for one year. There is no formal marketplace for the resale of our securities. If the company is successful, we expect to return the investment that investors made as well as any profit, but there is no guarantee that will happen. We do not plan to be acquired by a bigger company. Investors should assume that they may not be able to liquidate their investment or pledge their Units as collateral for some time.

We are the first to create an organization like this for the commercial theatre market, but other similar organizations could develop in this space.

As the marketplace becomes more savvy about the JOBS Act and how an entertainment company could benefit from an equity crowdfunded financing round, competitors could launch their own equity crowdfunding campaigns and overtake our momentum.

The exclusive forum provision in our certificate of incorporation and bylaws may have the effect of limiting an investor's ability to bring legal action against us and could limit an investor's ability to obtain a favorable judicial forum for disputes.

Section XI of our Amended and Restated Certificate of Incorporation and Section 48 of our Amended and Restated Bylaws contain exclusive forum provisions for certain lawsuits, see "Securities Being Offered – Forum Selection Provisions." Further, Section 7 of the subscription agreement for this offering includes exclusive forum provisions for certain lawsuits pursuant to the subscription agreement; see "Securities Being Offered – Forum Selection Provisions." The forum for these lawsuits will be the Court of Chancery in the State of Delaware. None of the forum selections provisions will be applicable to lawsuits arising from the federal securities laws. These provisions may have the effect of limiting the ability of provisions may have the effect of limiting the ability of investors to bring a legal claim against us due to geographic limitations. There is also the possibility that the exclusive forum provisions may discourage Unit holder lawsuits, or limit Unit holders" ability to bring a claim in a judicial forum that it finds favorable for disputes with us and our 'officers and directors. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

Investors in this offering will not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the subscription agreement, including any claim under the federal securities laws.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which governs the subscription agreement, and in the Court of Chancery in the State of Delaware. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the company in connection with matters arising under the subscription agreement, including claims under federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the company. If a lawsuit is brought against the company under the subscription agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the subscription agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of common Units or by us of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when the Units are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the Units or to the transferor with regard to ownership of the Units, that were in effect immediately prior to the transfer of the Units, including but not limited to the subscription agreement.

2ATC has no operating history.
2ATC has recently been formed. As such there is no operating history or financial statements on which an investment decision can be based. The likelihood of success of 2ATC must be considered in light of the risks, costs, difficulties and delays frequently encountered in establishing a new enterprise, many of which are beyond the Company''s control. The Company is subject to all of the risks inherent in the creation of a new enterprise and the competitive environment in which it will operate. There can be no assurance that the Company will prove to be commercially successful or profitable.

The obligations of the Managers to the Company are not exclusive.
The Managers and their principals are involved in other theatrical and entertainment-related projects as well as in other business activities. Liabilities incurred and commitments undertaken by the Managers with respect to projects other than the Company''s business could adversely affect its ability to manage the Company. Moreover, the Managers are expected to engage in the production of other theatrical productions for its own account, and for others, during the term of the Company. Such activities could be seen as competing with the Company and resulting in potential conflicts of interest.In addition, the Managers may now or hereafter engage in

businesses which provide goods and/or services to the Company which otherwise would be provided by unrelated third parties. By becoming an investor in the Company, investors consent to such transactions as long as they are on terms substantially as favorable to the Company as would have been provided by unrelated third parties. The general partners have the right to abandon production of a show at any time. The general partners of a production have the right to abandon production of a show at any time, for any reason whatsoever. If such abandonment occurs before the opening of a Production financed by the 2ATC, then the investors must be prepared for the loss of all or substantially all of their investment. If such abandonment occurs after the opening of a production on Broadway and the production does not have a successful run, the investors must also be prepared for the loss of all or substantially all of their investment, except to the extent that the Company can profitably exploit the subsidiary rights in that production.

The Managers have a right to obtain and make loans on behalf of the Company.
The general partners of a production may obtain from third parties or any Manager may make loans to be repaid before return of the investors'' capital contributions without affecting the respective interests of the investors. Any such loans advanced or to be advanced for the Company''s purposes may be entitled to be repaid in full with or without interest before the return of any contributions to the investors (provided, however, that any loan to the Company made by a Manager shall not require the payment of any iInterest thereon). If the Managers elect to borrow additional sums or advance funds in the CompanCompanyy''s name, such loans or advances may result in considerable delay in the repayment of investors'' capital contributions to the Company or in a complete loss to investors if the gross receipts from a production are not sufficient to meet operating expenses and repay both loans or advances and the capital contributions of the investors.

There are risks associated with authorizing immediate use of contribution prior to minimum capitalization of the Company.

Investors into a production agree to the use of their capital contribution to the Company prior to the minimum capitalization of the Company for pre-production or production purposes, without waiving the right to have their contributions refunded. As such if insufficient funds are raised to complete the offering, the investors may lose part or all of their contribution without a production of the show having been presented. Any investor authorizing immediate use of their contribution obtains no advantage, unless such advantage has been negotiated with the Manager. Rather an investor incurs a distinct risk by authorizing use of contributions prior to the minimum capitalization of the Company.

There is a possibility of investors receiving unaudited financial statements.

If the Company receives an exemption from the requirements of filing certain certified accounting statements pursuant to New York accounting laws applicable to theatrical productions, then investors may be provided with unaudited financial statements. The Managers have not as of the date of this Memorandum applied for such exemption or determined whether such application will be made.

Because we will conduct our business to not be considered an Investment Company under the U.S. Investment Company Act of 1940, 60% of our total assets must be held in non-passive investments.

We intend to conduct our business so as not to become regulated as an investment company under the U.S. Investment Company Act. An entity generally will be determined to be an investment company for purposes of the U.S. Investment Company Act and regulated thereunder if it owns or proposes to acquire passive investment securities (exclusive of U.S. government securities and cash) having a value exceeding 40% of the value of its total assets on an unconsolidated basis. Because 60% of our assets must be held in non-passive investment securities, including government securities and cash, we may be restricted in the amount of funds we can invest in Broadway shows, which are considered passive investment securities.

All management members work for TISG and 2ATC on a part-time basis.

All eight co-founding members believe strongly in the mission of TISG and 2ATC and remain committed to seeing this project through, but as none of them are able to work full time for this project, it can mean that processes might be slower than some other businesses. All eight managers are active producers in the industry and are working on several other projects, which means everyone is juggling their time, but it also means they are very involved in the industry, which is also a strength for the organization. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business. Currently, management members have not received a fee, but will be collecting a management fee for services to uphold the organization as it grows.

Cynthia J. Tong, Adam Hyndman and Rashad V. Chambers are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class CF Units	10,000	0	No ⌄
Class A Units	1,112	1,112	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
	Regulation Crowdfunding	Priced Round	$109,846	General operations
12/2022	Section 4(a)(2)		$35,476	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	TISG
Amount Invested	$35,476.00
Transaction type	Other
Issue date	12/30/22
Relationship	Parent Company

Founder contribution.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Broadway's first Community-Based, BIPOC-led Producing Company

Milestones

Second Act Theatrical Capital LLC was organized in the State of Delaware in September 2021.

Since then, we have:

- Broadway grosses over $1.5 BILLION/YEAR. We are making it open to EVERYONE

- Broadway investments usually start at $25k. We are lowering the barrier to entry to $500

- Investors have a say in what shows we produce. Be a part of green-lighting a Broadway show!

- Investors will be invited to exclusive industry events -- talkbacks, happy hours, classes

- WORLD-CLASS Team: Tony and Drama Desk Award winners. Worked on 75+ Broadway shows

- 93.6% of producers on Broadway are white -- our 8 BIPOC founders knew this needed to change

- We are partnering with 20 of the top Broadway producers across the industry

The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future.

Historical Results of Operations

Our company was organized in September 2021 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2024, the Company had revenues of $0 compared to the year ended December 31, 2023, when the Company had revenues of $0.

- *Assets.* As of December 31, 2024, the Company had total assets of $125,197, including $115,816 in cash. As of December 31, 2023, the Company had $0 in total assets, including $0 in cash.

- *Net Loss.* The Company has had net losses of $588 and net losses of $12,300 for the fiscal years ended December 31, 2024 and December 31, 2023, respectively.

- *Liabilities.* The Company's liabilities totaled $0 for the fiscal year ended December 31, 2024 and $0 for the fiscal year ended December 31, 2023.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 1 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Second Act Theatrical Capital LLC cash in hand is $115,689, as of June 2022. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $0/month, for an average burn rate of $0 per month. Our intent is to be profitable in 48 months.

At the moment, 2ATC is run by 8 co-founders, operating pro-bono. We have two part-time staff members that support 2ATC and their compensation is paid through The Industry Standard Group, the entity that 2ATC is a subsidiary of.

In the next 3-6 months, expenses will include minor operating costs, and we do not expect to be generating revenue. We need about $5 million in order to begin generating revenue. We expect to reach that point in 1 year after another significant fundraise round.
We are not profitable at this point. We need about $5.5 million in order to begin possibly earning profit. We expect to reach that point in 3 years.Outside of funds raised on Wefunder, we will be raising through Reg D 506(c) on identical terms as well. 2ATC is a subsidiary organization of The Industry Standard Group which supports 2ATC with general operating costs, particularly in the short-term.
All projections in the above narrative are forward-looking and not guaranteed.



INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Cynthia J. Tong, certify that:

(1) the financial statements of Second Act Theatrical Capital LLC included in this Form are true and complete in all material respects ; and

(2) the financial information of Second Act Theatrical Capital LLC included in this Form reflects accurately the information reported on the tax return for Second Act Theatrical Capital LLC filed for the most recently completed fiscal year.

Cynthia J. Tong

Producer

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors.

It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2
Financials 3
Financials 4
Financials 5

Appendix D: Director & Officer Work History

Adam Hyndman
Cynthia J. Tong
Miranda Gohh
Rashad V. Chambers
Rob Laqui
Ronee Penoi
Sammy Lopez
Toni R. Isreal

Appendix E: Supporting Documents

2ACT_Operating_Agreement.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

    SPV Subscription Agreement

    Second Act Subscription Agreement

Appendix C: Financial Statements

    Financials 1

    Financials 2

    Financials 3

    Financials 4

    Financials 5

Appendix D: Director & Officer Work History

    Adam Hyndman

    Cynthia J. Tong

    Miranda Gohh

    Rashad V. Chambers

    Rob Laqui

    Ronee Penoi

Sammy Lopez

Toni R. Isreal

Appendix E: Supporting Documents

2ACT_Operating_Agreement.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Second Act Theatrical Capital LLC

By

Cynthia J. Tong

Founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Cynthia J. Tong

Founder
3/21/2025

Adam Hyndman

Founder
3/21/2025

Toni R. Isreal

	Founder
	3/21/2025

Rashad V. Chambers

	Founder
	3/21/2025

Samuel Lopez

	Founder
	3/27/2025

Robert M Laqui

	Founder
	3/27/2025

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.